Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

This filing relates to a planned merger (the “Merger”) between ProxyMed, Inc. and PlanVista Corporation pusuant to the terms of an Agreement and Plan of Merger, dated as of December 5, 2003 (the “Merger Agreement”). ProxyMed issued a press release on December 8, 2003, certain portions of which relate to the Merger. The text of the press release follows.

FOR IMMEDIATE RELEASE

Contacts:
ProxyMed, Inc.
Nancy J. Ham
President
954-473-1001
nham@proxymed.com

PROXYMED APPOINTS GREGORY J. EISENHAUER AS CHIEF FINANCIAL OFFICER

- Announces New Date for Release of 2004 Guidance -

Fort Lauderdale, Florida. (Business Wire) December 8, 2003 — ProxyMed, Inc. (Nasdaq: PILL), a leading provider of healthcare transaction processing services, today announced the appointment of Gregory J. Eisenhauer, CFA, as Executive Vice President and Chief Financial Officer. Reporting directly to Michael K. Hoover, ProxyMed’s Chairman and Chief Executive Officer, Eisenhauer will be responsible for all financial and administrative functions of the company.

     Mr. Eisenhauer has extensive experience in healthcare, mergers and acquisitions, and investor relations. Before joining ProxyMed, he served as EVP, Chief Financial Officer and Secretary for U.S. Healthworks, a national occupational healthcare services company headquartered in Alpharetta, GA. From 1993 to 2002, Gregg was with RehabCare Group (NYSE: RHB), a company that grew from $40 million in revenues to over $500 million in revenue during his tenure, which culminated in Gregg’s appointment as SVP, Chief Financial Officer and Secretary. Among other accomplishments, Mr. Eisenhauer was responsible for acquisitions that contributed significantly to the growth. In 2000, RehabCare was the number one percentage gaining company on the New York Stock Exchange. Prior to RehabCare, he was with Sverdrup Corporation and APEX Oil. Mr. Eisenhauer is a Chartered Financial Analyst and has an MBA in finance from the University of St. Louis and an undergraduate finance degree from the University of Missouri.

     “With our strong transaction growth and the pending merger with PlanVista, ProxyMed is continuing to expand its financial size and operational scale. We are extremely pleased to have an executive of Gregg Eisenhauer’s caliber and breadth of experience join us at this critical growth juncture,” said Mike Hoover. “His proven track record of success as a strong, disciplined financial leader with the skills to deliver results within budgeted guidelines, while representing us effectively in the investment community, will prove invaluable to ProxyMed.”

     Eisenhauer will focus on sustaining and driving current growth, representing ProxyMed to our investors and analysts, and expanding the sophistication of ProxyMed’s budgeting and forecasting business systems. With this appointment, Judson Schmid, ProxyMed’s current executive vice president and chief financial officer, will take the lead with the financial integration of acquired entities as well as ProxyMed’s internal controls and Sarbanes-Oxley compliance programs.

     “We would like to thank Judd for his many contributions to ProxyMed to date. He has been and will continue to be a key member of our senior management team, and we look forward to the benefits to the company from the initiatives he will be spearheading in 2004,” said Mike Hoover.

     “As a member of the leadership team, I look forward to continuing ProxyMed’s tradition of financial integrity and transparency. I am fortunate to be joining a company that represents an exceptional growth opportunity,” said Eisenhauer. “After meeting the management team and gaining an understanding of the challenges ahead, I knew I wanted to be a part of the ProxyMed team as we together build the leading company in our industry.”

     Additionally, in light of the proposed merger with PlanVista and the appointment of Mr. Eisenhauer, ProxyMed plans to reschedule its release of its guidance for the 2004 year, including its expected results for PlanVista, until late January 2004.

About ProxyMed — Where Healthcare Connects™

     ProxyMed is the nation’s second largest provider-based electronic healthcare transaction services company. ProxyMed provides connectivity services and related value-added products to physicians, payers, pharmacies, medical laboratories, and other healthcare providers and suppliers. ProxyMed’s services support a broad range of both financial and clinical transactions, and is HIPAA certified through Claredi. To facilitate these services, ProxyMed operates Phoenix™, its secure national electronic information platform, which provides physicians and other primary care providers with direct connectivity to one of the industry’s largest list of payers, the largest list of chain and independent pharmacies and the largest list of clinical laboratories.

More information on ProxyMed is available on its home page at www.proxymed.com.

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from ProxyMed.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

PlanVista and its executive officers and directors also may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of PlanVista’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and

PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at their website www.proxymed.com or PlanVista at their website at www.planvista.com.

Forward Looking Statements

ProxyMed cautions that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. Some of these factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. While these statements reflect our current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, the soundness of our business strategies relative to the perceived market opportunities; our ability to consummate the proposed merger with PlanVista and related transactions, ProxyMed’s ability to integrate the operations of PlanVista and MedUnite into its existing operations, the ability to identify suitable future acquisition candidates; the ability to successfully integrate any future acquisitions; ProxyMed’s ability to successfully develop, market, sell, cross-sell, install and upgrade its clinical and financial transaction services and applications to current and new physicians, payers, medical laboratories and pharmacies; the ability to compete effectively on price and support services; ProxyMed’s assessment of the healthcare industry’s need, desire and ability to become technology efficient; and ProxyMed’s ability and that of its business associates to comply with various government rules regarding healthcare and patient privacy. For further cautions about the risks of investing in ProxyMed, we refer you to the documents ProxyMed files from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, and the registration statement relating to the acquisition of PlanVista to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed assumes no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the ProxyMed’s website or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.